82-3755



06016643

STARREX MINING CORPORATION LTD.

SECOND QUARTER REPORT

30 JUNE 2006

dw 9/7

82-3733

STARREX MINING CORPORATION LTD.

3080 YONGE STREET • SUITE 5004 • BOX 60 • TORONTO • ONTARIO • CANADA • M4N 3N1
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail:starrex@atlantor.com

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations
For the Period Ending 30 June 2006

General

The following Management's Discussion and Analysis ("MD&A") of **Starrex Mining Corporation Ltd.**, (the "Company") for the interim period ending 30 June 2006 should be read in conjunction with the audited Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2005 which have been filed pursuant to the provisions of this National Instrument 51-102. Copies of all relevant earlier financial documents, and further corporate filings to date, may also be referenced on the regulatory filings website -- **www.SEDAR.com**. This MD&A has been prepared as at 21 August 2006.

Company Overview

The Company actively pursues the review and evaluation of diverse business proposals in the resource and industrial sectors. Where warranted, the Company conducts more advanced due diligence investigations of such domestic and international resource exploration and industrial development proposals which are regularly presented for Management's consideration for a joint venture or merger and/or acquisition transaction. Investment proposals and equity interests in other businesses are regularly offered.

An advanced merger/acquisition opportunity on which considerable due diligence investigations have been conducted involves an established operating company in the oil and gas engineering services sector. The business is international in scope, with considerable expansion prospects seen as a reasonable possibility in the medium to longer term future, subject to available working and expansion capital. The Company is informed that an independent audit under CGAAP rules, for the fiscal year ending 30 June 2006, is now in process. Management considers that this prospective M&A transaction can be resolved during the third quarter of 2006.

Currently, other merger/acquisition proposals, including a Western Canada oil and gas exploration company, are under negotiation. Management remains confident that the Company will merge with an active and viable business operation in the reasonably foreseeable future. The hard assets (primarily cash and equivalents) Starrex brings to the negotiating table include its clean and modest capitalization (common shares only), its widely distributed North American shareholder base, and its reasonable liquidity and solvency reflected in its free Treasury cash position.

The Company's common shares are listed on the NEX Board of the **TSX Venture Exchange (Symbol: STX.H)** and on the **U.S. OTC BB (Symbol : STXMF)**. The Company's current operations comprise passive investments in modest equity positions in other public and private companies, both related and unrelated. No conclusion can presently be reported or foreseen as to the successful outcome, or otherwise, of the ongoing merger and/or acquisition negotiations or discussions as described in this MD&A.

Significant Current Events and Status

Financial Condition

During the period under review, the Company's current asset and current liability positions remained substantially unchanged, except for minor working capital requirements, from those reported at the end of the 2005 year-end. The quoted market valuation of our primary equity investment position has declined modestly during the period under review due to routine market fluctuations. The Company maintains a material investment position, by way of a direct equity stake, in Theralase Technologies Inc. -- an aggregate of 1,169,000 Theralase shares -- equivalent to about one-third of a Theralase share for each Starrex share. Based on the current market trading prices for Theralase shares, the valuation of this interest comprises a material asset behind the market valuation of Starrex shares. Management will favourably consider the future *pro rata* distribution of our Theralase stake to Starrex shareholders in the event that a future transaction results in a change in Starrex control.

Theralase Assets and Operations

Theralase Technologies Inc. holds 100% ownership of its operating subsidiary -- Theralase Inc. of Markham, Ontario -- an established medical device design, development, manufacturing and distribution business. This material stake in Theralase offers our shareholders asset diversification and an interesting upside potential over the medium to longer term when several Theralase proprietary developments progress to North American and international commerciality.

Theralase is developing its proprietary, U.S. FDA-approved, laser medical device technology platform for recognized therapeutic applications in three broad and distinct healthcare markets; firstly, in the long established pain management and therapy field -- secondly, in the rapidly expanding wound healing, osteoporosis and bone restoration sectors -- and thirdly, as a highly innovative and proprietary cancer therapy development employing controlled photo-dynamic energy to destroy cancerous tumours after their targetting with specially injected mixed-metal complexes.

Penetration of the healthcare markets in which Theralase is active will be driven by the inevitable progression of the developed world's demographics. People are living longer -- long enough to become afflicted by aches and pains in many body joints, as well as through the deterioration of the body's soft tissue, cartilage and bone structures. The healthcare sectors dealing with wound healing and bone restoration, as well as with cancer therapy, are also directly affected by the accelerating demographic trends.

Following an earlier *pro rata* distribution of the sizeable Theralase share position held by Starrex under a 2003 Plan of Arrangement, most Starrex shareholders now hold interesting direct and indirect equity positions in Theralase -- a participant in its rapidly emerging and currently profitable biotech development business -- which has continued to report bottom-line profitability into the current 2006 fiscal year.

In late 2005, Theralase divested to Starrex, for a nominal consideration, its ownership position, held through a 1992 Convention entered into with the Government of Burkina Faso (French West Africa), in the Tambao manganese orebody which has remained in a care-and-maintenance status since the late 1990s. Continuing high fuel and energy costs make mining this orebody uneconomic for the foreseeable future. Due to the extended shutdown of mining operations, the legal status of mining rights granted under the 1992 convention cannot be deemed in good standing.

Nominal Starrex Share Valuation

Based on the approximately 3.4-million Starrex common shares currently outstanding, each share has a nominal value, practically all in cash and listed marketable securities (based on current markets), at about its recent market trading price -- not including the generally recognized valuation that may be attributable to our modest capitalization, seasoned corporate position in the financial markets, and for our extensive and widely distributed North American shareholder base.

Overview of Financial Performance

During the period under review, the Company substantially maintained its working and operating capital position intact -- which is currently held largely in cash, short term financial instruments, and other cash equivalent securities (but does not include its Theralase equity position). Operating expenses, substantially limited to office overhead, during the period under review were modest, with nominal impact on the Company's cash position. The value of our investment in marketable securities declined modestly due to market conditions. However, they currently trade at a significant multiple of their nominal book cost to Starrex.

Results of Operations

Investment income returns improved modestly due to higher interest rates. No material transactions involving the Company's equity investments were recorded during the period under review. Revenue, largely investment income, for the period under review increased to $15,881 from last year's $11,363 due to higher interest rates. Operating expenses for the period were substantially unchanged from the prior year at about $39,000. The reportable operating loss per share for both periods was effectively nil (less than half-cent per share).

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated about $927,000, substantially unchanged from the $944,000 reported at the year end. Current liabilities for both periods of approximately $250,000 were basically unchanged at the end of the reporting periods. Except for modest accrued current expenses, the current liability is largely held by a related party and is not subject to interest accruals.

Cash Flow Statement

Taking into account the variable maturities and timing of short term fixed income investments which comprised the primary free cash asset position of the Company at the end of the period under review, and for last year's period, the cash flow position of the Company was substantially unchanged for the period under review compared with the prior year's period.

Share Capital Analysis

As at the date of this MD&A, the share capital of the Company comprised exclusively 3,429,566 common shares, unchanged for several years. There are no dilutive securities outstanding or committed for issue, including, without limitation, senior or convertible securities and share purchase warrants or options calling for the issuance of new Company share capital. No Director or management incentive share options are currently issued and outstanding.

Accounting Policies

The Company maintained unchanged its long standing accounting policies of reporting its financial condition in accordance with Canadian GAAP; with all amounts stated in Canadian dollars. The ongoing significant accounting policies have been more particularly described in the Notes to the audited Financial Statements for the year ending 31 December 2005.

Quarterly Information
Due to the generally passive, inactive status of the Company's current operations, comparisons between the Company's current period under review and the 8 prior quarterly periods are not considered meaningful.

Segmented Information
The statements and projections herein are limited to one reportable operating segment which, for the purposes of this MD&A, is limited to the Company's presently largely passive investment positions. There is no current need to differentiate between geographic areas of business operations until more material expenditures or investments are required from the Company for a major project or projects which require the direct commitment of the Company's cash resources.

Use of Financial Instruments
The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending plans to do so. The limited scale of the Company's current and foreseeable operations do not warrant consideration of any special financial undertakings or instruments.

Transactions with Related Parties
The Company's related party transactions deal exclusively with routine, irregular payments of professional fees for essential corporate services rendered by the Company's President and Secretary-Treasurer, respectively. These fees are generally paid annually and are described in the Notes to the audited Financial Statements for the year ending 31 December 2005. The remuneration to Directors is based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference calls, plus out-of-pocket expenses incurred in connection with their attendance at such Meetings, or as otherwise incurred in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company nor have they been indebted to the Company during 2005, and during the 2006 fiscal year to date.

Regulatory, Environmental and Other Risk Factors
The Company is currently not directly or indirectly engaged in such exploration and development operations which may make it subject to various environmental laws and regulations, including, without limitation, on health and safety matters, or to political risks which are outside the Company's control. When the Company becomes directly or indirectly involved in such operations, it will commit to programs of environmental protection on its operating sites in accordance with the governing national and international standards. The current business operations of companies in which the Company holds equity interests are operated by their management and senior employees who the Company considers to be professional, competent and capable of fully complying with all relevant regulatory and environmental regulations.

Forward-Looking Statements
Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to the future operating performance and activities of the Company, and of its affiliated or outside investments and equity positions, constitute forward-looking statements. Such forward-looking statements, with special reference to the pending acquisition of or merger with new resource and industrial projects, and to the established equity interests of the Company, involve known and unknown risks, including certain political risks that may affect certain international operations in which the Company is directly and indirectly interested. Business, political and taxation uncertainties may derive from the start-up nature

of the businesses or assets involved which could cause the contemplated or actual events or operating results to differ materially from those estimated, anticipated or projected. No conclusions as to the successful outcome of negotiations involving prospective transactions or acquisitions, with special reference to international business projects, are intended nor can they be foreseen prior to the legal closing of such transactions.

Outlook

The Company regularly receives diverse project and equity investment proposals in both the resource and industrial business sectors, both domestic and foreign. Preliminary or advanced due diligence investigations deemed appropriate for the nature and complexity of such investment and business offerings are conducted in-house, or with specialized expert consultants when the indicated financial commitments may be material, after the proposals are deemed meritorious. All investment proposals are initially reviewed on their valuation, along with the growth potential of the business sector in which the candidate operates. For further background on certain pending business prospects, see discussion in the "Company Overview" section of this MD&A.

Management retains the firm view that the net free cash assets of Starrex, and including our holdings of marketable securities, our modest capitalization and our widespread North American shareholder base, can best be profitably capitalized on by way of a business merger and/or acquisition that is economically sound, indicates tangible growth potential -- and recognizes the intangible value of the potential liquidity that is facilitated by our Stock Exchange-listed status. Management firstly evaluates a proposal on the basis of the integrity and related industry experience of the target company's principals and senior management -- who must also provide clear evidence of their long term personal and financial commitments to their business enterprise -- and their capability and intent to maintain a material and continuing personal financial position in the merged operation.

On Behalf of the Board:
per: S. Donald Moore, President
21 August 2006

STARRREX MINING CORPORATION LTD.

Financial Statements
Unaudited June 30, 2006
Audited December 31, 2005

STARREX MINING CORPORATION LIMITED

Balance Sheets as at June 30, 2006 and December 31, 2005
(Prepared from the Books of Account)
Unaudited

	Unaudited June 30, 2006	Audited December 31, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	$ 922,049	$ 940,550
Accounts receivable	5,211	3,185
	927,260	943,735
Office Equipment, net	332	369
Long-term investments (quoted Market Value June 30,2006 $643,603; 2005 - $795,853)	58,917	58,917
Interest in Tambao Manganese Project	1,000	- 0 -
	$ 987,509	**$1,003,021**
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 253,975	$ 246,420
SHAREHOLDERS' EQUITY		
CAPITAL STOCK		
Authorized		
Unlimited number of common shares		
ISSUED AND OUTSTANDING		
3,429,566 common shares	1,203,723	1,203,723
Deficit Account	(470,189)	(447,122)
	733,534	756,601
	$ 987,509	**$1,003,021**

Responsibility for Financial Statements

The accompanying unaudited financial statements for STARREX MINING CORPORATION LTD. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2005, audited financial statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these financial statements have been presented fairly.

(Signed) **"S. Donald Moore"**
Director

(Signed) **"J.A. Murphy"**
Director

STARREX MINING CORPORATION LTD.

Statements of Operations and Deficit
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
INCOME				
Investment income	$ 8,536	$ 5,800	$ 15,881	$ 11,363
EXPENSES				
Administrative	20,436	20,580	38,911	38,574
Interest charges	- 0 -	20	- 0 -	76
Amortization	19	23	37	46
	20,455	20,623	38,948	38,696
Loss from Operations	11,919	14,823	23,067	27,333
Gain on disposal of Investments	- 0 -	- 0 -	- 0 -	(6,404)
Loss for the Period	11,919	14,823	23,067	20,929
***Deficit, beginning of the* Period**	458,270	406,060	447,122	399,954
Deficit, end of the Period	**$ 470,189**	**$ 420,883**	**$ 470,189**	**$ 420,883**
Loss per share	**$ 0.0034**	**$ 0.0043**	**$ 0.0067**	**$ 0.00061**

STARREX MINING CORPORATION LTD.

Statement of Cash Flows
(Prepared from the Books of Account)
Unaudited

	Three Months Ended June 30, 2006	Three Months Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Cash Flow from Operating Activities				
Net Loss for the Period	($ 11,919)	($ 14,823)	($ 23,067)	($ 20,929)
Items not affecting cash				
Amortization	19	23	37	46
Gain on disposal of investments	- 0 -	- 0 -	- 0 -	(6,404)
	(11,900)	(14,800)	(23,030)	(27,287)
Other Sources use of Cash from Operations				
Accounts receivable	(1,668)	(800)	(2,026)	3,474
Prepaid expenses	1,250	- 0 -	- 0 -	87
Accounts payable and accrued liabilities	(649)	(10,257)	7,555	(30,864)
	(1,067)	(11,057)	5,529	(27,303)
Cash flow from investing Activies				
Proceeds from disposal of other investments	- 0 -	- 0 -	- 0 -	19,060
Tambao Manganese Project	- 0 -	- 0 -	(1,000)	- 0 -
	- 0 -	- 0 -	(1,000)	19,060
Decrease in Cash	(12,967)	(25,857)	(18,501)	(35,530)
Cash, beginning of Period	935,016	988,527	940,550	998,200
Cash, end of Period	$ 922,949	$962,670	$ 922,049	$962,670
Represented by Information				
Interest received	$ 8,536	$ 5,800	$ 15,881	$ 11,363
Interest paid	- 0 -	$ 20	- 0 -	$ 76

STARREX MINING CORPORATION LTD.
Notes to Financial Statement – June 30, 2006
Unaudited

(1) Accounting Policies. The Management of STARREX MINING CORPORATION LTD. (the "Company") has prepared these unaudited financial statements for the Three Months ended June 30, 2006 in accordance with Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2005 financial statements.

(2) These unaudited interim financial statements follow the same accounting policies as the December 31, 2005 audited financial statements.

(3) As at June 30, 2006, there were 3,429,566 common shares issued and outstanding (June 30, 2005- 3,429,566 common shares.)

(4) Certain comparative figures for the period may have been reclassified to the current Period's presentation.

(5) Long-term Investments

	June 30, 2006	December 31, 2005
1,169,000 Shares (2005 – 1,169,000 shares) in Theralase Technologies Inc. (quoted market value 2006- $642,950; 2005 - $794,920)	$ 58,450	$ 58,450
4667 shares (2005 – 4667 shares) in Z test Electronics Inc., (quoted market value; 2006 - $653: 2005 - $933)	467	467
	$ 58,917	$ 58,917